UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Check-Cap Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share

(Title of Class of Securities)

M2361E 112

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112		13G/A

1.	Name of Reporting Person: Shanghai Fosun Pharmaceutical (Group) Co., Ltd. I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,864,033[1]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,864,033[1]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,864,033 Ordinary Shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.6%[1]

12.	Type of Reporting Person (See Instructions): CO

(1)      The Reporting Person is the beneficial owner of 2,864,033 Ordinary Shares of the Issuer, representing approximately 17.6% of the outstanding Ordinary Shares, of which: (i) 1,530,699 Ordinary Shares are directly held by the Reporting Person; and (ii) 1,333,334 Ordinary Shares are subject to warrants held by the Reporting Person that are exercisable within 60 days.  The foregoing percentage is based on 16,288,409 Ordinary Shares that the Issuer advised were issued and outstanding as of December 26, 2016.

CUSIP No. M2361E 112			13G/A

Explanatory Note

This Amendment No. 3 to Schedule 13G (this “Statement”) serves to report the Reporting Person’s holdings per the annual amendment requirement in Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended. This Statement amends and restates in its entirety the Schedule 13G originally filed by the Reporting Person on March 17, 2015, as amended by Amendments No. 1 and No.2 filed with the SEC on May 15, 2015 and January 28, 2016, respectively, to provide information as of December 31, 2016.

Item 1.
	(a)	Name of Issuer Check-Cap Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Check-Cap Building, Abba Hushi Ave., Mount Carmel, Israel

Item 2.
	(a)	Name of Person Filing Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
	(b)	Address of the Principal Office or, if none, Residence Building A, No.1289 Yishan Road, Shanghai 200233, P.R.China
	(c)	Citizenship China
	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number M2361E 112

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,864,033.
(b) Percent of class: 17.6%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,864,033.
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 2,864,033.
(iv) Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. M2361E 112	13G/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2017
Date
/s/ Qiyu Chen
Signature
Qiyu Chen, Chairman
Name/Title